Exhibit 12

PANHANDLE EASTERN PIPE LINE COMPANY, LP

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the consolidated ratio of earnings to fixed charges on an historical basis for the nine months ended September 30, 2010 and the years ended December 31, 2009, 2008, 2007, 2006 and 2005. For the purpose of calculating such ratios, “earnings” consist of pre-tax income from continuing operations before income or loss from equity investees, adjusted to reflect distributed income from equity investments, and fixed charges, less capitalized interest. “Fixed charges” consist of interest costs, amortization of debt discount, premiums and issuance costs and an estimate of interest implicit in rentals. No adjustment has been made to earnings for the amortization of capital interest for the periods presented as such amount is immaterial. Interest on FIN 48 liabilities is excluded from the computation of fixed charges as it is recorded by the Company in income tax expense versus interest expense.

	9 Months Ended	Year Ended December 31,
	September 30, 2010	2009	2008	2007	2006	2005
	(In thousands)
FIXED CHARGES:
Interest Expense	$75,358	$82,881	$90,514	$83,748	$63,322	$49,578
Net amortization of debt discount, premium and
issuance expense	1,092	1,615	(1,457)	(1,197)	(1,333)	(1,293)
Capitalized Interest	6,303	25,701	18,910	14,203	4,645	8,838
Interest portion of rental expense	3,534	4,122	3,050	3,582	3,780	4,284

Total Fixed Charges	$86,287	$114,319	$111,017	$100,336	$70,414	$61,407

EARNINGS:
Consolidated pre-tax income (loss) from continuing
operations	$168,167	$242,315	$247,206	$246,742	$225,794	$166,189
Earnings of equity investments	(178)	(224)	(304)	(299)	(172)	(226)
Distributed income from equity investments	-	-	-	-	174	203
Capitalized interest	(6,303)	(25,701)	(18,910)	(14,203)	(4,645)	(8,838)
Minority interest	-	-	-	-	-	-
Total fixed charges (from above)	86,287	114,319	111,017	100,336	70,414	61,407

Earnings Available for Fixed Charges	$247,973	$330,709	$339,009	$332,576	$291,565	$218,735

Ratio of Earnings to Fixed Charges	2.9	2.9	3.1	3.3	4.1	3.6